Mail Stop 4561

November 25, 2008

Hollis M. Greenlaw, Esq.
Chairman and Chief Executive Officer
United Development Funding IV
The United Development Funding Building
Suite 100
1301 Municipal Way
Grapevine, Texas 76051

>   **Re: United Development Funding IV**
>   **Amendment No. 1 to Registration Statement on Form S-11**
>   **Filed October 17, 2008**
>   **File No. 333-152760**

Dear Mr. Greenlaw:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 27

We have no prior operating history …, page 27

1.   This risk factor contains multiple separate and distinct risks, including the risk that you have no prior operating history, the risk associated with delays in investing the proceeds of the offering and the risk of not having established

financing sources. Each risk factor should only contain a single risk. Please revise.

Management, page 87

2.   We note your response to our prior comment 18 and the revised disclosure. Item 407(a)(1)(ii) requires, however, that you disclose a definition of independence of a national securities exchange or of an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Refer to Question 133.01 of the Division of Corporation Finance Compliance and Disclosure Interpretations, Regulation S-K, which is available at www.sec.gov. Please amend accordingly. Additionally, please disclose whether your definitions of trustee independence are available to security holders on your website and if so, provide the website address.

The Advisory Agreement, page 96

3.   We note your response to our prior comment 21. Please include the substance of your response to our prior comment 21 in the registration statement.

Plan of Distribution, page 182

4.   We note your response to our prior comment 32. Please confirm that you will identify any other broker-dealer with whom you have an agreement or understanding, if any, in a future pre-effective amendment.

Table III, page A-4

5.   We note your response to our prior comment 36. You have not, however, amended the second section of Table III to provide the distribution information (*i..e*., "Cash Distributions to Investors Source (on GAAP basis)" and "Source (on cash basis)") based on a $1,000 investment. Please revise accordingly. Additionally, the second section of Table III on page A-5 for United Development Funding, L.P. does not appear to be complete. Please revise to show all sources of cash distributions.

Table V, pages A-8 to A-11

6.   Please explain to us, and consider disclosing, the meaning of the each of the line items in the rows in the table on page A-8 and the columns in the tables on pages A-9 to A-11.

Exhibit 5.1

7.   Please confirm that you will file executed legal and tax opinions prior to effectiveness and update the reference to the legal and tax opinions in the exhibit index accordingly.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Eric McPhee at (202) 551-3693 or Dan Gordon, Branch Chief at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Lauren Burnham Prevost, Esq. (via facsimile)
       Seth K. Weiner, Esq. (via facsimile)